Exhibit 21.1
SUBSIDIARIES OF THE REGISTRANT

	Date of	Place of	Ownership
	Incorporation	Incorporation	%

CR Minerals Corporation	10-02-87	Colorado, U.S.A.	100
CR Kendall Corporation	03-24-88	Colorado, U.S.A.	100
CR Montana Corporation	04-23-90	Colorado, U.S.A.	100
CR Briggs Corporation	07-25-90	Colorado, U.S.A.	100
CR International Corporation	10-06-93	Colorado, U.S.A.	100
Judith Gold Corporation	12-04-63	Montana, U.S.A.	100